UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
(X) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Consolidated Technology Group, Ltd.
   700 Gemini Street
   Suite 104
   Houston, TX  77058
2. Issuer Name and Ticker or Trading Symbol
   Netsmart Technologies, Inc.
   NTST
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   July 1999
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock, par value $.0|07/07/|S   | |20,000            |D  |$4.000     |                   |I     |(1)                        |
1 per share                |99    |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $.0|07/14/|S   | |30,000            |D  |$4.125     |                   |I     |(1)                        |
1 per share                |99    |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $.0|07/20/|S   | |1,125             |D  |$4.1875    |                   |I     |(1)                        |
1 per share                |99    |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $.0|07/23/|S   | |20,000            |D  |$4.0625    |                   |I     |(1)                        |
1 per share                |99    |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $.0|07/28/|S   | |22,000            |D  |$4.03125   |201,875            |I     |(1)                        |
1 per share                |99    |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) Owned by SIS Capital Corp. ("SISC"), a wholly-owned subsidiary of Consolidated Technology Group Ltd.
("Consolidated")
(2)  The Reporting Persons for this filing are Consolidated and
SIS.
SIGNATURE OF REPORTING PERSON
/s/ Richard Young, President and Chief Operating Officer
DATE
August 10, 1999